February 14, 2005


Via U.S. mail and Fax (504) 566-0210

Virginia Boulet, Esq.
Adams and Reese LLP
4500 One Shell Square
New Orleans, Louisiana 70139

Re:  	UNIFAB International, Inc.
      Schedule 13E-3
      Amendment No. 2
	File No. 5-53539
	Filed January 14, 2005


Dear Ms. Boulet:


We have reviewed the filing listed above and have the following comments.

Schedule 13E-3
General

1. We note your response to previous comment 3. As requested previously, please provide your analysis as to why the conversion of the debenture into common stock in 2004 should not be considered the first step in the going private transaction.

2. We note your response to previous comment 6. Unless the individual directors were reporting on Schedule 13G pursuant to Rule 13d-1(d), it would appear that, as directors of the company, they are in positions of control and would be unable to make the certifications required by Schedule 13G if filed pursuant to Rule 13d-1(c). If applicable, please refile on the appropriate schedule.

Special Factors, page 2

3. We note from your response to comment 16 that Unifab has engaged a broker to sell its Lake Charles and Allen Process Systems facilities. Revise the disclosure to discuss how the filing persons considered these sales, and the valuation of these assets, in reaching their fairness conclusions.

Factors Considered in Determining Fairness, page 8

4. We reissue comment 20. While the filing persons may rely on the fairness analysis of the fairness advisor or another party, it must specifically adopt the fairness analysis and the conclusions in the disclosure.

5. We note your response to our previous comment 25. Please file the appraisal reports as exhibits to the Schedule 13E-3 pursuant to Items 1015 and 1016 of Regulation M-A. See In the Matter of Meyers Parking System, Inc. (September 12, 1988). Further, revise to disclose the internally generated information as noted in your response.

Closing Comments

      As appropriate, please amend your documents in response to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact me at (202) 942-1762, with any questions.

      						Sincerely,



							Julia E. Griffith
							Special Counsel
							Office of Mergers
							and Acquisitions